082-03209

OMV Aktiengesellschaft

09047315

OMV Investor News

Financial Calendar 2010

SUPPL

Financial events	Date*
Trading Statement Q4 2009 Publication: 8.00 CET	January 29, 2010
Results January–December and Q4 2009 Publication: 7.30 CET Results presentation: 11.30 CET	February 25, 2010
Publication of the Annual Report 2009	April 2010
Trading Statement Q1 2010 Publication: 8.00 CET	April 16, 2010
Results January–March 2010 Publication: 7.30 CET Results presentation: 11.30 CET	May 7, 2010
Record date for the AGM (Sunday)	May 16, 2010
Annual General Meeting (AGM) AUSTRIA CENTER VIENNA, Bruno-Kreisky-Platz 1, 1220 Vienna, 14.00 CET	May 26, 2010
Dividend ex date	May 31, 2010
Dividend payment date	June 1, 2010
Trading Statement Q2 2010 Publication: 8.00 CET	July 20, 2010
Results January–June and Q2 2010 Publication: 7.30 CET Results presentation: 11.30 CET	August 4, 2010
Trading Statement Q3 2010 Publication: 8.00 CET	October 21, 2010
Results January–September and Q3 2010 Publication: 7.30 CET Results presentation: 11.30 CET	November 10, 2010

* The dates shown above are subject to final confirmation.
The effective dates can be downloaded at our homepage:
www.omv.com > OMV Holding > Investor Relations > Events

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